UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Flat Rock Capital Corp.

(Name of Subject Company (Issuer))

Flat Rock Capital Corp.

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

Robert K. Grunewald

Chief Executive Officer

Flat Rock Capital Corp.

1350 6th Avenue, 18th Floor

New York, NY 10019

(212) 596-3413

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Owen J. Pinkerton, Esq.

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, DC 20036

(202) 331-8800

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$2,419,704	$293.27

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 122,269 shares of common stock, par value $0.001 per share, of Flat Rock Capital Corp. at a price equal to $19.79 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for 10/1/2018 to 9/30/2019, equals $121.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $293.27	Filing Party: Flat Rock Capital Corp.
Form or Registration No.: Schedule TO	Date Filed: July 16, 2019

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2019. This Schedule TO relates to the offer by Flat Rock Capital Corp., a Maryland corporation (the “Company”), to purchase up to 122,269 shares of its issued and outstanding common stock, par value $0.001 per share (“Common Stock”), which amount represents 5% of the Company’s total issued and outstanding shares of Common Stock as of June 28, 2019, at a price equal to the net asset value per share on August 14, 2019 (the “Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2019 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, dated July 16, 2019, (“Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” The Offer expired at 11:59 P.M., Central Time, on August 14, 2019 (the “Expiration Date”). As of the Expiration Date, 19,996.256 shares of Common Stock were validly tendered and not withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased all 19,996.256 shares of Common Stock validly tendered and not withdrawn at a price equal to $19.77 per share for an aggregate purchase price of approximately $395,325.98.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2019

Flat Rock Capital Corp.

By:	/s/ Robert K. Grunewald
Name:	Robert K. Grunewald
Title:	Chief Executive Officer